Schedule B

Transactions in Class A Shares

The following table lists all transactions completed by Tether Investments S.A. de C.V. in the Class A Shares since December 21, 2025, which were all completed through open market purchases:

Date	Shares Sold	Price
February 17, 2025	37,395	9.8306
February 17, 2025	970,940	9.6219
February 17, 2025	124,888	9.4986
February 18, 2025	101,187	9.5168
February 19, 2025	773,925	8.0128
February 19, 2025	1,000,000	8.0218
February 19, 2025	2,000,000	8.0118